

March 27, 2014

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Poage Bankshares, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2014 By Stilwell Value Partners II, L.P., et al.**
> **File No. 001-35295**

Dear Ms. Parisi:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement

Letter to shareholders

1.   Please ensure that each statement or assertion of opinion or belief set forth in your letter to shareholders is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion:

- Your assertion that the Company's directors and management "awarded themselves free shares and options on shares over the past year." If such equity was awarded as compensation for services provided by them to the Company, it is unclear why you characterize such awards as "free.";

- Your assertion that the Company's repurchase of its common stock would have been a "risk-free transaction"; and

- The implication that your nominee, as opposed to the Company's nominees, represents the "owners' interests at [the] Bank."

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2.   We note your characterization of the Poage board's approval of the acquisition of Town Square Financial Corporation as its "full acquiescence". Please supplement your disclosure to clarify what you mean by "acquiescence" in this context or revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Mary Ann Frantz, Esq.